HiveTracks, Inc. (the "Company") a North Carolina Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HiveTracks, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 17, 2022

Vincenzo Mongio

HiveTracks, Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	$52,464	$24,420
Note Receivable - Related Party	-	14,584
Payroll Tax Credit Receivable	25,404	-
Total Current Assets	77,868	39,004
Non-current Assets		
Intangible Assets: Software, net of Accumulated Amortization	493,563	27,639
Total Non-Current Assets	493,563	27,639
TOTAL ASSETS	$571,431	$66,643
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Liabilities	$130,180	$2,209
Deferred Revenue	3,350	-
Notes Payable - Related Party	15,000	-
Total Current Liabilities	148,530	2,209
Long-term Liabilities		
Convertible Note	335,000	-
Convertible Note - Related Party	50,000	-
Notes Payable - Related Party	48,619	48,619
Future Equity Obligations (SAFEs)	210,025	-
Total Long-Term Liabilities	643,644	48,619
TOTAL LIABILITIES	$792,174	$50,828
EQUITY		
Common Stock	45,411	45,411
Accumulated Deficit	(266,154)	(29,596)
Total Equity	(220,743)	15,815
TOTAL LIABILITIES AND EQUITY	$571,431	$66,643

See Notes to the Financial Statements Below

HiveTracks, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	$167,716	$66,518
Cost of Revenue	42,408	19,300
Gross Profit	125,308	47,218
Operating Expenses		
Advertising and Marketing	64,778	500
General and Administrative	177,775	86,628
Rent and Lease - Related Party	9,375	-
Payroll and Related Expenses	104,847	45,915
Total Operating Expenses	356,775	133,043
Operating Income (loss)	(231,467)	(85,825)
Other Expense		
Interest Expense	5,091	-
Total Other Expense	5,091	-
Other Income		
PPP Loan Forgiveness	-	7,292
Total Other Income	-	7,292
Provision for Income Tax	-	-
Net Income (loss)	$(236,558)	$(78,533)

See Notes to the Financial Statements Below


HiveTracks, Inc.
Statement of Cash Flows


	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	$(236,558)	$(78,533)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Deferred Revenue	3,350	-
Non-cash marketing expenses	58,167	-
Non-cash employee compensation expenses	14,584	2,916
Accrued Expenses	9,319	1,486
Payroll Tax Credit Receivable	(25,404)	-
Paycheck Protection Program loan forgiveness	-	(7,292)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	60,016	(2,890)
Net Cash provided by (used in) Operating Activities	(176,542)	(81,423)
INVESTING ACTIVITIES		
Purchase of internally developed software	(195,414)	(27,639)
Net Cash provided by (used by) Investing Activities	(195,414)	(27,639)
FINANCING ACTIVITIES		
Equity contributions and sale of common stock	-	122,500
Proceeds from related party payable	15,000	-
Proceeds from convertible notes payable	385,000	-
Proceeds from long-term related party notes payable	-	1,500
Distribution to shareholders	-	(3,325)
Proceeds from Paycheck Protection Program loan	-	7,292
Net Cash provided by (used in) Financing Activities	400,000	127,967
Cash at the beginning of period	24,420	5,515
Net Cash increase (decrease) for period	28,044	18,905
Cash at end of period	$52,464	$24,420
Non-cash activities:		
Issuance of Future Equity Obligations (SAFEs) for marketing expenses	$58,167	-
Issuance of Future Equity Obligations (SAFEs) for internally developed software	$270,510	-
Internally developed software included in accrued expenses	$118,652	-
Issuance of common stock for note receivable - related party	-	$17,500
Services provided in lieu of payment of note receivable - related party	$14,584	$2,916
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	-	-
Cash Paid for interest	-	-


See Notes to the Financial Statements Below


HiveTracks, Inc.
Statement of Changes in Shareholders' Equity

	Common Stock		Members' Equity	Accumulated Deficit	Total Shareholders' Equity
	# of Shares Amount	$ Amount			
Beginning Balance on January 1st, 2020	-	$-	$(42,327)	$-	$(42,327)
Equity contribution	-	-	100,000	-	100,000
Distributions to equity members	-	-	(3,325)	-	(3,325)
Issuance of common shares upon conversion to C corporation	250,000	5,411	(54,348)	48,937	-
Issuance of common shares	25,000	40,000	-	-	40,000
Net Income (Loss)	-	-	-	(78,533)	(78,533)
Ending Balance on December 31st, 2020	275,000	$45,411	$-	$(29,596)	$15,815
Net Income (Loss)	-	-	-	(236,558)	(236,558)
Ending Balance on December 31st, 2021	275,000	$45,411	$-	$(266,154)	$(220,743)

See Notes to the Financial Statements Below

HiveTracks, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HiveTracks, Inc. (the Company) converted into a North Carolina C corporation on October 8th, 2020. The Company develops technology products for individual beekeepers, beekeeping businesses, governments, and non-government organizations (NGOs). The Company's subscription-based app, the Beekeeper's Companion, is a personal assistant to track, plan, and guide beekeepers throughout the season. The app sends context-sensitive notifications to users on when to inspect, treat and/or feed their hives based on local weather conditions, the hive's environment, and surrounding beekeepers' action. The company's mission is to create technology that helps beekeepers do what's best for their bees with confidence and peace of mind. Revenue is generated through licensing the app on a monthly or annual subscription.

The Company was originally founded in 2010 as Blowing Rock Software LLC. In October 2020, Blowing Rock Software LLC's members contributed their member interests and rights to its underlying intangible assets into HiveTracks, Inc. This transaction was deemed to be a combination of entities under common control and the accounting basis for the net assets, liabilities, and equity were transferred from Blowing Rock Software LLC to HiveTracks, Inc. on a historical basis.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company derives its revenues from sales of its subscription-based legacy app and fees for services provided to other companies in the beekeeping industry. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and fulfilling service agreements entered into with other companies in the beekeeping industry. Revenues are recognized when control of these services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Sales and other taxes the Company collect concurrently with revenue-producing activities are excluded from revenues. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. There are also no significant costs incurred to obtain contracts. The Company had deferred revenue of $3,350 as of December 31st, 2021.

Any customer payments made in advance of services provided are reflected in deferred revenue on the balance sheet and is recognized as revenue over the period of time the services are provided.

The Company primarily generated revenue from fulfilling service agreements in 2021, but with the launch of their new app, intend to generate a significant portion of future revenue through their subscription-base.

	Services	App Subscriptions - For Prior Legacy App	Commercial Sales & Miscellaneous Other Revenue	Totals
2020	5,000	53,681	7,837	66,518
2021	114,532	41,171	12,013	167,716

Internally Developed Software

During 2020 and 2021, the Company constructed a new mobile application that was available for its intended use and placed into service in January 2022.

Internally developed software consisted of the following:

	2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internally developed software	$ 493,563	$ -	$ 493,563

	2020		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internally developed software	$ 27,639	$ -	$ 27,639

During 2020 and 2021, amortization expense was $0.

Future estimated amortization of internally developed software is as follows as of December 31, 2021:

Amortization Expense

2022	$	164,521
2023		164,521
2024		164,521
Total	$	493,563

During 2021, the Company compensated a third-party vendor $151,858 for the development of software in the form of a Future Equity Obligation (SAFE). See Note 5 – Debt for Future Equity Obligation details.

Accounts receivable

The Company extends unsecured, noninterest bearing credit to its customers in the ordinary course of business. Accounts receivables are carried at original invoice amounts less an estimate made for doubtful accounts, based on a review of all outstanding amounts. The allowance for doubtful accounts is provided based on management's review of all past-due accounts and reflects management's best estimate of probable losses inherent in the accounts receivable balance. As of December 31st, 2021 and 2020, the allowance for doubtful accounts was $0.

Accrued Expenses

Accrued expenses consisted of the following:

	2021	2020
Accrued internally developed software costs	$ 118,652	$ -
Accrued interest	5,097	-
Accrued payroll	4,175	209
Other	2,256	2,000
	$ 130,180	$ 2,209

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and North Carolina. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. A summary of the Company's significant deferred tax assets and liabilities are below.

		2021		2020
Deferred tax assets:				
Net operating losses	$	80,804	$	6,807
Accrued expenses		27,290		-
Deferred tax liabilities:				
Internally developed software		(40,093)		(6,357)
Net deferred tax assets		68,001		450
Less valuation allowance		(68,001)		(450)
Net deferred tax assets	$	-	$	-

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2020, the Company issued notes payable with an aggregate principal balance of $48,619 to its shareholders. The Company is required to make interest-only payments on these notes on December 31st, 2021, 2022, and 2023 at a rate of 0.39% per annum. Thereafter, the notes payable accrue interest of 10% per annum. Upon a change of at least 25% of the Company's ownership or a $1,000,000 equity raise, the notes payable and any unpaid accrued interest are immediately due and payable. Additionally, the Company may not pay any income distributions to its shareholders prior to repaying the notes payable.

As of December 31st, 2021, the Company owes $15,000 to related parties for cash advances received from a shareholder of the Company. The Company has paid off all but $2,500 as of October 31st, 2022.

The Company leases on a month-to-month basis office space that is owned by a shareholder. During 2021, the Company incurred and paid $9,375 under this lease arrangement.

In 2020, the Company issued 25,000 shares common stock (valued at $40,000) to an employee of the Company for $22,500 of cash and a $17,500 promissory note. The promissory note was repaid in services to Company, including $2,916 and $14,584 that was repaid in 2020 and 2021, respectively. As of December 31st, 2021, there is no outstanding balance.

In 2021, the Company issued a convertible debt to an employee of the Company for cash proceeds of $50,000. This note is included in the Convertible notes payable on the balance sheet as of December 31st, 2021 and the terms of this note are discussed in Note 5 - Debt.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertibles Notes

During 2021, the Company issued $385,000 of convertible notes payable.

The convertible notes include the following general terms:

Principal	Interest	Maturity
$ 270,000	2% simple interest, accrued interest is payable upon maturity or converted into Common Stock	2024
115,000	Prime + 6% simple interest, payable annually through 2024 and monthly until maturity	2028
$ 385,000		

In 2022, the notes that required an annual interest payment (totaling approximately $10,000 of accrued interest) were amended to increase the principal balances by the accrued interest.

Upon a Qualifying Financing of the Company, defined as a transaction or series of transactions pursuant to which the Company issues and sells equity shares for aggregate gross proceeds of $1,500,000 or greater, the convertible notes automatically convert into the equity shares at the lesser of 70% of the price of the Qualified Financing or $7,500,000 divided by the number of outstanding shares. If the Company has a transaction or series of transactions in which the company issues and sells equity shares for aggregate proceeds of less than $1,500,000, the debtholders have the option to convert the debt into the equity shares at the lessor of 70% of the price of the price of the equity financing or $7,500,000 divided by the number of outstanding shares.

If, upon the Maturity Date, the Convertible Note is outstanding and has not been converted, then the outstanding principal amount of the Convertible Note and all accrued and unpaid interest on the Convertible Note shall automatically convert into Common Stock at the price of $7,500,000 divided by the number of outstanding shares.

Upon a change of control (as defined) the debtholders, at each debtholders' option, may a) receive payment equal to two times the outstanding principal and interest immediately prior to the change of control or b) convert the outstanding principal and interest immediately prior to the change of control into Common Stock at a conversion price per share obtained by dividing $7,500,000 by the Company's fully-diluted capitalization immediately prior to the change of control.

Simple Agreements for Future Equity (SAFEs)

During 2021, the Company issued $210,025 of Simple Agreements for Future Equity (SAFEs). The SAFEs were issued to vendors of the Company in lieu of cash consideration. The SAFEs do not have stated maturity dates and do not accrue interest. The SAFEs automatically convert into Common Stock at a rate consistent with the value of shares in the Company upon a qualifying financing of the Company of at least $1,500,000. Under one of its SAFE agreements, the Company will compensate a third-party vendor up to $100,000 in the form of SAFEs as the underlying services are provided. As of December 31st, 2021, $58,167 of the underlying services and related SAFEs was recorded and recognized. The remaining services and SAFEs of $41,833 are recorded in 2022 when the related services were provided to the Company. In the event of a Liquidity Event, the SAFEs are repaid into cash at the greater of the face value of the SAFEs and the amount payable on the number of common stock equal to the purchase amount of the Company as if the SAFEs had been converted into common stock.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$15,000
2023	-
2024	$270,000
2025	-
2026	-
Thereafter	$115,000

*The related party notes payable of $48,619 (see Note 3 – Related Party Transactions for additional details) will be due upon a change of at least 25% of the Company's ownership or a $1,000,000 equity raise.

NOTE 6 – EQUITY

The Company is authorized to issue 1,000,000 common shares. The shares have no par value. As of December 31st, 2021, there were 275,000 common shares issued and outstanding. During 2021, there were no shares issued. Holders of the common stock are entitled to one vote per share.

During 2021, the owners of the Company contributed $1,804 of equity as part of the Company's transition from Blowing Rock Software LLC to Hive Tracks, Inc.

During 2020, the Company issued membership shares to a new shareholder for $100,000. These membership interests were converted into common stock of the Company, along with the other existing shareholders. Additionally, the Company issued 25,000 common shares for proceeds of $40,000 in 2020.

The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 17, 2022, the date these financial statements were available to be issued.

The Company issued $250,000 of convertible notes. The notes were issued on terms consistent with the convertible notes discussed in Note 5 - Debt. These notes accrue interest at an annual rate of 2% that is payable or convertible upon maturity, and mature in 2024.

The Company issued $77,500 of promissory notes to related and unrelated parties. These notes accrue interest at 9% per year with monthly payments of $3,540 per month (in aggregate) and mature in 2024.

The Company issued Future Equity Obligations (SAFEs) for total cash proceeds of $19,800. Additionally, a vendor was paid compensation of $41,833 in the form a SAFE. See Note 5 – Debt for additional details.

The Company converted $118,653 of accrued expenses that is owed to a vendor into a note payable. The note payable accrues interest at 12% per year and requires monthly payments of $3,940 through March 2025. See Internally Developed Software disclosure above for additional details.

The Company amended two of its convertible notes such that accrued interest of approximately $10,000 was capitalized into the principal of the outstanding notes. See Note 5 -Debt for convertible note details.

The Company has received grants from multiple sources totaling $28,105 in 2022. The grants are for the development of the software and is not contingent on services provided by the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months from November 17th, 2022 (the date these financial statements were available to be issued), the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration of Operations – Software Rights

During 2021, the Company accrued, but had not paid, a third-party vendor $118,652 for the development of software. This balance was converted into a loan payable in 2022. The note payable incurs interest of 12% per annum and requires 36 monthly payments of $3,940, beginning on April 1, 2022 through March 1, 2025. As part of extending this accrual (and subsequent note payable) to the Company and subject to and conditioned by the Company's continue satisfaction of repaying the amounts due, the vendor granted the Company a non-exclusive, non-sublicensable, and non-transferable license to use and modify the developed software. Full rights of ownership of the software will not transfer to the Company until the note payable is repaid. Should the company be unable to pay the note, the Company may lose the rights the software which would have a material adverse effect on the Company's operations and financial position.